www.linkedin.com/in/james-lebihan-33b7553b (LinkedIn)
sunnamps.com (Company)

Top Skills

CEOs
Executive Management
Engineering

James Lebihan

CEO at Mission Engineering Inc and Sunn Musical Equipment Corp
Petaluma, California, United States

Summary

I worked for 30 years in aerospace and computer engineering at Boeing, Intel, and Dell before transitioning to MI. I currently serve as CEO at Mission Engineering Inc and Sunn Musical Equipment Corp.

Experience

Sunn Musical Equipment Corp
CEO
August 2023 - Present (7 months)
Washington, United States

Mission Engineering Inc
CEO
January 2009 - Present (15 years 2 months)